UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SIMTEK CORPORATION

(Name of Subject Company (Issuer))

COPPER ACQUISITION CORPORATION

CYPRESS SEMICONDUCTOR CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share	829204106
(Title of Class of Securities)	(CUSIP number of Class of Securities)

T. J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Todd Cleary, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300	Jason P. Sebring, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 330 San Francisco, CA 94105 (415) 947-2000

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$45,753,133.40	$1,798.10

(1)	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $2.60 per share by the sum of (i) 17,540,432 shares of common stock, par value $0.0001 per share, of Simtek Corporation (the “Shares”), issued and outstanding as of September 12, 2008; and (ii) 56,927 Shares that are issuable under outstanding Simtek Corporation stock options as of September 12, 2008 with an exercise price of less than $2.60 per Share.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,798.10	Filing Party:	Cypress Semiconductor Corporation, Copper Acquisition Corporation
Form of Registration No.:	Schedule TO Schedule TO/A	Date Filed:	August 15, 2008 September 15, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2008, supplements the Tender Offer Statement on Schedule TO filed on August 15, 2008 (which, together with any amendments and supplements hereto, collectively constitute the “Schedule TO”) and relates to the offer by Copper Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Cypress Semiconductor Corporation, a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Simtek Corporation, a Delaware corporation ( the “Company”), at a purchase price of $2.60 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 15, 2008 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO (which, together with any amendments or supplements thereto and the Offer to Purchase, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment is being filed to report the consummation of the Merger.

Items 8 and 11. Interest in Securities of the Subject Company; Additional Information.

Items 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

“As previously reported, the Offer expired at 12:00 midnight, New York City time, on Friday, September 12, 2008. On September 17, 2008, the Merger was consummated pursuant to Section 253 of the DGCL. In the Merger, each outstanding Share not tendered and accepted for payment in the Offer (other than Shares held by stockholders who have properly and validly exercised their statutory appraisal rights under Delaware law) will be converted into the right to receive $2.60 per Share, net to the seller in cash without interest thereon, less any required withholding taxes. The full text of the press release announcing completion of the Merger is filed as Exhibit (a)(5)(iii) hereto and is incorporated herein by reference.”

Item 12. Exhibits

Item 12 is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(iii) Press Release issued by Parent on September 17, 2008.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

COPPER ACQUISITION CORPORATION

By:	/s/ Neil H. Weiss
Name:	Neil Weiss
Title:	President and Chief Executive Officer

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ Brad W. Buss
Name:	Brad W. Buss
Title:	Executive Vice President, Finance and Administration and Chief Financial Officer

Dated: September 17, 2008

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated August 15, 2008. *†

(a)(1)(ii)	Form of Letter of Transmittal. *†

(a)(1)(iii)	Form of Notice of Guaranteed Delivery. *†

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *†

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *†

(a)(1)(vii)	Instructions for the Requestor of Forms W-8BEN, W-8EXP, and W-8IMY. *†

(a)(1)(viii)	Form of Summary Advertisement as published on August 15, 2008 in The New York Times. †

(a)(5)	Press Release issued by Parent on August 1, 2008. (1)

(a)(5)(ii)	Press Release issued by Parent on September 15, 2008. †

(a)(5)(iii)	Press Release issued by Parent on September 17, 2008.

(b)	None.

(d)(1)	Agreement and Plan of Merger by and among Parent, the Purchaser and Company, dated as of August 1, 2008. (2)

(d)(2)	Form of Transaction Support Agreement. (3)

(d)(3)	Non-Competition Agreement between Parent and Harold Blomquist, dated July 30, 2008. †

(d)(4)	Offer Letter by Parent to the Company, dated April 9, 2008. (4)

(d)(5)	Confidentiality Agreement by and between Parent and the Company, dated as of February 4, 2008. †

(d)(6)	License and Development Agreement by and between Parent and the Company, dated March 24, 2006. (5)

(d)(7)	Warrant to Purchase 1,000,000 shares of Common Stock of the Company issued on March 24, 2006, Warrants to Purchase 500,000 shares of Common Stock of the Company issued on June 30, 2006 and Warrants to Purchase 500,000 shares of Common Stock of the Company issued on December 18, 2006. (6)

(d)(8)	Production and Development Agreement by and between Parent and the Company, dated May 2, 2005. (7)

(d)(9)	Share Purchase Agreement by and between Parent and the Company, dated May 4, 2005. (8)

(d)(10)	Warrant to Purchase 505,562 shares of Common Stock of the Company issued on May 5, 2005. (9)

(d)(11)	Registration Rights Agreement by and between Parent and the Company, dated May 4, 2005. (10)

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
†	Previously filed.
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Parent on August 1, 2008.
(2)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Parent on August 1, 2008.
(3)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Parent on August 1, 2008.
(4)	Incorporated by reference to Exhibit F to the Schedule 13D Amendment No. 2 filed by Parent on April 11, 2008.
(5)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on March 30, 2006.
(6)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on March 30, 2006.
(7)	Incorporated by reference to Exhibit 99.3 to the Form 8-K filed by the Company on May 10, 2005.
(8)	Incorporated by reference to Exhibit A to the Schedule 13D filed by Parent on May 15, 2005.
(9)	Incorporated by reference to Exhibit B to the Schedule 13D filed by Parent on May 15, 2005.
(10)	Incorporated by reference to Exhibit C to the Schedule 13D filed by Parent on May 15, 2005.